LEIFRAS Co., Ltd.

September 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Rucha Pandit Donald Field

Re:	LEIFRAS Co., Ltd.
Registration Statement on Form F-1, as Amended
Initially Filed on December 10, 2024
File No. 333-283712

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LEIFRAS Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 29, 2025, or as soon thereafter as practicable.

Very truly yours,

LEIFRAS Co., Ltd.

By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer